Mail Stop 3561

October 20, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

> **Re:** **Lingo Media Corporation**
> **Form 20-F for the year ended December 31, 2008 and 2007**
> **Filed May 15, 2009 and July 16, 2008**
> **File No. 333-98397**

Dear Mr. Qureshi:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Mabel Hui, Controller
(416) 927-1222